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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51664

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Milestone Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6331 Carmel Road
(No. and Street)

Charlotte	NC	28226-8246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph P. Lindsley 704-716-2749
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Mason, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

224 Westinghouse Blvd., Suite 608	Charlotte	NC	28273
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph P. Lindsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Milestone Investments, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

LAURA M. SKINNELL NOTARY PUBLIC MECKLENBURG COUNTY, N.C.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James Mason, CPA, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

224 Westinghouse Boulevard, Suite 608
Charlotte, North Carolina 28273
Phone (704) 588-4002
Fax (704) 588-7673

INDEPENDENT AUDITORS' REPORT

Board of Directors
Milestone Investments, Inc.:

We have audited the accompanying statements of financial condition of Milestone Investments, Inc. as of December 31, 2008 and 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Investments, Inc. as of December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 22, 2009

James Mason, CPA, P.C.

MILESTONE INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
Assets		
CURRENT ASSETS:		
Cash	$ 9,915	$ 19,594
Receivables from other broker-dealers	98,666	126,269
Other receivable	-	92
Total current assets	108,581	145,955
OFFICE EQUIPMENT, net of accumulated depreciation of $534 and $- in 2008 and 2007, respectively	5,879	-
CAPITALIZED SOFTWARE COSTS, net of accumulated amortization of $10,000 and $ 8,889 in 2008 and 2007, respectively	-	1,111
Total assets	$ 114,460	$ 147,066
Liabilities and Shareholders' Equity		
CURRENT LIABILITIES:		
Accounts payable	$ 6,881	$ -
Payable to related party (Note 4)	41,325	30,976
Accrued payroll and benefits	10,251	16,082
Total current liabilities	58,457	47,058
SHAREHOLDERS' EQUITY:		
Common stock, no par; 100,000 shares authorized; 1,000 shares issued and outstanding	12,701	12,701
Retained earnings	43,302	87,307
Total shareholders' equity	56,003	100,008
Total liabilities and shareholders' equity	$ 114,460	$ 147,066

The accompanying notes are an integral part of these statements.

MILESTONE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business – Milestone Investments, Inc. (the Company) is a North Carolina Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). It provides mutual fund and variable annuity investment products to predominately small and medium size employers in the southeastern and mid-western areas of the United States that sponsor qualified retirement plans and to individuals who are eligible for distributions from such plans. In addition, it can provide investment advisory services to employers sponsoring qualified retirement plans. The Company is a limited broker-dealer and does not receive funds for investment nor does it hold securities for customers. Rather, all customer funds are delivered to, and securities are held with, either a mutual fund company broker-dealer or a variable annuity company broker-dealer.

Commission Income – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income – Investment advisory fees are recognized as earned.

Receivables From Other Broker-Dealers – Receivables from other broker-dealers represent commissions due for mutual fund and group and individual variable annuity investment transactions. No allowance has been provided on these receivables because management believes all amounts are collectible. At December 31, 2008, receivables from two other broker-dealers represent approximately 86% of total receivables. At December 31, 2007, receivables from one other broker-dealer represents approximately 81% of total receivables. No receivables from any other broker-dealers exceed 10% of total receivables.

Office Equipment – Office equipment consists primarily of computers and is recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of five years. Fully depreciated assets are retained in cost and accumulated depreciation accounts until disposal. Upon disposal, assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to operations. Office equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess over its fair value of the asset's carrying value. Fair

value is generally determined using a discounted cash flow analysis. Depreciation was $534 and $0 in 2008 and 2007, respectively.

Capitalized Software Costs – Software license fees for software used internally are capitalized and amortized ratably over a useful life of three years. Software amortization was $1,111 in 2008 and $3,333 in 2007.

Income Taxes – The Company is organized under Subchapter S of the Internal Revenue Code whereby net income is taxed to the shareholders. Therefore, no provision for income taxes is recognized on the financial statements. Management has elected to defer the application of FASB Interpretation No. 48, *Accounting for Uncertain Tax Positions*, in accordance with FASB Staff Position No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*. The Company will continue to follow FAS 5, *Accounting for Contingencies*, to evaluate its uncertain tax positions until it adopts FIN 48.

Statements of Cash Flows – For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

2. RESERVE REQUIREMENTS:

The Company is not obligated to report under SEC Rule 15c3-3 since, as a limited broker-dealer, its transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in insurance company separate or general accounts. In addition, the Company transmits all funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, the Company meets the exemptive requirements under SEC Rule 15c3-3(k)(1). Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

3. MINIMUM NET CAPITAL:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and

requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2008, the Company had net capital of $50,124, which is $45,124 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 1.17 to 1.00 at December 31, 2008.

4. RELATED PARTY:

The Company shares office space and certain administrative overhead with a related company. In accordance with terms of an agreement reached with the related company, the Company paid approximately $605,482 and $603,093 in 2008 and 2007, respectively, for these services.

5. INCOME FROM REGULATORY AGENCY:

During 2007, the National Association of Securities Dealers (NASD) consolidated its operations with the member regulation, enforcement, and arbitration operations of the New York Stock Exchange to form the Financial Industry Regulatory Authority (FINRA). In connection with this consolidation, the Company received a one-time payment of $35,000 by virtue of its membership in the NASD.

MILESTONE INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Net Capital

Shareholders' equity	$ 56,003
Deductions and/or charges:	
Nonallowable assets -	
Office equipment, net of accumulated depreciation	5,879
Capitalized software costs, net of accumulated amortization	-
Net capital	$ 50,124

Aggregate indebtedness

Items included in the statement of financial condition:	
Liabilities	$ 58,457
Total aggregate indebtedness	$ 58,457

Computation of Basic Net Capital Requirement

Minimum net capital requirement	$ 5,000
Ratio: Aggregate indebtedness to net capital	1.17 to 1.00

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 50,124
Net audit adjustments	---
Net capital per above	$ 50,124

MILESTONE INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

The Company is exempt from the reserve requirements and the possession and control requirements under Rule 15c3-3 as of December 31, 2008 since the Company is in compliance with the exemptive provisions of Rule 15c3-3(k)(1).

James Mason, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
224 Westinghouse Boulevard, Suite 608
Charlotte, North Carolina 28273
Phone (704) 588-4002
Fax (704) 588-7673

INDEPENDENT AUDITORS' REPORT

Board of Directors
Milestone Investments, Inc.:

In planning and performing our audit of the financial statements of Milestone Investment, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their

regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 22, 2009

James Mason, CPA, P.C.